Filed by: Hess Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: American Oil & Gas Inc.
Commission File No.: 001-31900

Important Information for Investors and Stockholders

This communication is being made in respect of the proposed merger transaction involving Hess Corporation (“Hess”) and American Oil & Gas Inc. (“American”). In connection with the proposed transaction, Hess will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 containing a proxy statement/prospectus. Hess and American also plan to file other documents with the SEC regarding the proposed transaction. The proposed merger transaction involving Hess and American will be submitted to American’s stockholders for their consideration and a definitive proxy statement/prospectus will be mailed to American’s stockholders. INVESTORS AND SECURITY HOLDERS OF AMERICAN ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS REGARDING THE PROPOSED TRANSACTION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Hess and American, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Hess will be available free of charge on Hess’ internet website at www.hess.com or by contacting Hess’ Corporate Secretary Department at 212-536-8602. Copies of the documents filed with the SEC by American will be available free of charge on American’s internet website at www.americanog.com or by contacting American’s Investor Relations Department at 303-449-1184.

Hess, American, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from the stockholders of American in connection with the proposed transaction. Information about the directors and executive officers of Hess is set forth in its proxy statement for its 2010 annual meeting of stockholders and in its annual report on Form 10-K, which were filed with the SEC on March 25, 2010 and February 26, 2010 , respectively. Information about the directors and executive officers of American is set forth in its proxy statement for its 2010 annual meeting of stockholders and in its annual report on Form 10-K, as amended, which were filed with the SEC on May 14, 2010 and March 15, 2010 (as amended on March 29, 2010 and April 30, 2010), respectively. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

Some statements contained in this transcript are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, but not limited to, statements relating to Hess’ planned acquisition of American and the expected terms and timing of the transaction, and are intended to be covered by the safe harbor created by those Sections. Words such as “expect(s),” “believe(s),” “will,” “may,” “anticipate(s),” “estimate(s),” “should,” “intend(s),” and similar expressions are intended to identify forward-looking statements. Such forward-looking statements are based on current understanding and assessment of relevant factors and reasonable assumptions about the future. Actual results could differ materially as a result of a variety of risks and uncertainties, including: the ability to obtain the approval of the transaction by American’s stockholders; the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied; the risk that a consent that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; Hess’ ability to achieve the synergies and value creation contemplated by the proposed transaction; Hess’ ability to promptly and effectively integrate American’s businesses; and the diversion of management time on transaction-related issues. Other factors that could materially affect Hess’ and American’s actual results include the success rate of drilling efforts and the timeliness of development activities, their dependence on future drilling success to produce revenues, fluctuations in oil and gas prices, and other risk factors described from time to time in each company's reports filed with the SEC. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Hess or American. Given these uncertainties, investors are cautioned not to place undue reliance on such forward-looking statements. Hess and American disclaim any intent or obligation to update publicly any forward-looking statements set forth in this transcript, whether as a result of new information, future events or otherwise. References to quantities of oil or natural gas may include amounts that Hess or American believe will ultimately be produced, but that are not yet classified as “proved reserves” under SEC definitions.

*****

The following is a transcript of remarks from Hess’ earnings conference call for the second quarter of 2010, which was held on July 28, 2010.

FINAL TRANSCRIPT

Thomson StreetEventsSM

HES - Q2 2010 Hess Corporation Earnings Conference Call

Event Date/Time: Jul. 28. 2010 / 2:00PM GMT

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FINAL TRANSCRIPT
Jul. 28. 2010 / 2:00PM, HES - Q2 2010 Hess Corporation Earnings Conference Call

CORPORATE PARTICIPANTS

Jay Wilson
Hess Corporation - VP, IR

John Hess
Hess Corporation - Chairman, CEO

John Rielly
Hess Corporation - SVP, CFO

Greg Hill
Hess Corporation - EVP, President Worldwide E&P

CONFERENCE CALL PARTICIPANTS

Edward Westlake
Credit Suisse - Analyst

Doug Leggate
Bank of America - Analyst

Paul Sankey
Deutsche Bank - Analyst

Evan Calio
Morgan Stanley - Analyst

Mark Gilman
Benchmark Company - Analyst

Paul Cheng
Barclays Capital - Analyst

Arjun Murti
Goldman Sachs - Analyst

John Herrlin
Societe Generale - Analyst

Blake Fernandez
Howard Weil - Analyst

Faisel Khan
Citigroup - Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the second-quarter 2010 Hess Corporation earnings conference call. My name is Shamika and I will be your operator for today. At this time all participants are in listen-only mode. We will conduct a question-and-answer session towards the end of today's conference. (Operator Instructions). As a reminder, this conference is being recorded for replay purposes. I would now like to turn the presentation over to your host for today's call, Mr. Jay Wilson, Vice President, Investor Relations. Please proceed.

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FINAL TRANSCRIPT
Jul. 28. 2010 / 2:00PM, HES - Q2 2010 Hess Corporation Earnings Conference Call

Jay Wilson - Hess Corporation - VP, IR

Thank you very much. Good morning, everyone, and thank you for participating in our second-quarter earnings conference call. Our earnings release was issued this morning and appears on our website, www.hess.com.

Today's conference call contains projections and other forward-looking statements within the meaning of the federal securities laws. These statements are subject to known and unknown risks and uncertainties that may cause actual results to differ from those expressed or implied in such statements.

With me today are John Hess, Chairman of the Board and Chief Executive Officer; Greg Hill, President Worldwide Exploration and Production; and John Rielly, Senior Vice President and Chief Financial Officer. I will now turn the call over to John Hess.

John Hess - Hess Corporation - Chairman, CEO

Thank you, Jay, and welcome to our second-quarter conference call. I will make a few brief comments after which John Reilly will review our financial results.

Net income for the second quarter of 2010 was $375 million versus $100 million a year ago. Our results were positively impacted by higher crude oil and natural gas selling prices and lower exploration expense compared to the year-ago quarter. Exploration and production earned $488 million; crude oil and natural gas production averaged 415,000 barrels of oil equivalent per day which was 2% above the year-ago period.

Higher year-over-year production resulted primarily from increased volumes from the Shenzi field in the deepwater Gulf of Mexico and the Valhall field in Norway. Net production from the Bakken is currently more than 16,000 barrels of oil equivalent per day and we remain on track to exit this year at a net rate of about 20,000 barrels of oil equivalent per day. We added three additional rigs during the second quarter and currently have eight rigs dedicated to drilling Bakken wells.

As a result of a strong year-to-date production performance we have raised our full-year 2010 production forecast to a range of 405,000 to 415,000 barrels of oil equivalent per day from our previously forecasted range of $400,000 to 410,000 barrels of oil equivalent per day.

Regarding the recent tragic accident in the deepwater Gulf of Mexico, we are deeply saddened by the devastating loss of life, ecological damage to the Gulf Coast and severe economic impact on local communities. While our company believes we have extremely high performance requirements for the safety of drilling operations, we and our industry need to do all we can to learn from this disaster and to take the necessary precautions to ensure such a tragedy never happens again.

The near-term impact of the moratorium on Hess is expected to be relatively minimal. Our only operated rig in the Gulf of Mexico, the Stena Forth, left the Pony No. 3 location on Green Canyon 469 in June as part of a pre-existing farm-out agreement. We anticipate completing the Pony No. 3 well as soon as practicable following the lifting of the moratorium.

The drilling of a production well at the Shenzi field in which Hess has a 28% interest was suspended as a result of the moratorium. But this delay is expected to have only a very modest impact on our 2010 production.

In June announced our intent to preempt BP on their acquisition of Total's interest in the Valhall and Hod fields in Norway. Hess will pay $496 million in cash for an additional 7.85% interest in the Valhall field and 12.5% interest in the Hod field, adding proved reserves of approximately 45 million barrels of oil equivalent.

This preemption along with the previously announced asset swap with Shell will result in our share of the Valhall and Hod fields increasing to 64.05% and 62.5% respectively. Both transactions are expected to close by the end of the third quarter.

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Jul. 28. 2010 / 2:00PM, HES - Q2 2010 Hess Corporation Earnings Conference Call

During the second quarter we made progress in our strategy to grow our global inventory of unconventional resource opportunities. In May we announced a partnership with Toreador Resources under which Hess will invest up to $65 million in an initial exploration phase and has the option to earn a 50% working interest and become operator in more than 1 million gross acres in the Paris basin in France. An initial six well program will commence in the fourth quarter and continue through 2011.

Yesterday we announced the acquisition of American Oil & Gas, Inc., for 8.6 million shares of Hess common stock. This transaction will add approximately 85,000 net acres in the Williston basin in North Dakota, build upon Hess' strong land position, leverage our infrastructure and enhance our growth profile in the Bakken oil play. The transaction is expected to close in the fourth quarter.

With regard to exploration, we drilled two wells on our 100% owned permit WA-390-P in the northwest shelf of Australia resulting in one discovery and one dry hole. We have now drilled 14 wells on the block resulting in 11 discoveries. We expect to complete our remaining two commitment wells during the third quarter followed by an appraisal program that will include additional drilling and flow testing of several wells. Commercial discussions with potential partners regarding WA-390-P are ongoing.

In the fourth quarter we expect to spud exploration wells on our 40% owned BM-S-22 block in Brazil and our 100% owned Tano/Cape Three Points block in Ghana. In addition, we plan to drill our 100% owned Semai V Prospect in Indonesia during the first quarter of 2011.

Turning to marketing and refining, we reported a loss of $19 million, an improvement over the year-ago quarter. Refining margins at our HOVENSA joint-venture refinery improved from last year's second quarter as a result of higher distillate crack spreads and wider light/heavy crude differentials. This improvement in refining was more than offset by costs associated with a planned turnaround of the SEC and other related units at our Port Reading, New Jersey facility.

Marketing results were better than the year-ago quarter principally due to improved margins. Although retail marketing gasoline volumes on a per site basis were down about 4%, total convenience store sales were up nearly 7%. In energy marketing oil sales were higher year over year while natural gas and electricity sales were lower.

Capital and exploratory expenditures in the first half of 2010 were $1.8 billion, substantially all of which were related to exploration and production activities. For the full year 2010 our capital and exploratory expenditures forecast has increased to $5.5 billion from $4.1 billion. The increase primarily reflects the acquisition of additional interest in the Valhall and Hod fields from Total, the acquisition of American Oil & Gas, and further appraisal of permit WA-390-P in Australia.

We are pleased to make these acquisitions that will help us sustain profitable growth in reserves and production. At the same time we are maintaining our financial strength which will provide us the ability to fund future investments. I will now turn the call over to John Rielly.

John Rielly - Hess Corporation - SVP, CFO

Thank you, John. Hello, everyone. In my remarks today I will compare second-quarter 2010 results to the first quarter. The Corporation generated consolidated net income of $375 million in the second quarter of 2010 compared with $538 million in the first quarter.

Turning to exploration and production. Exploration and production operations in the second quarter of 2010 had income of $488 million compared with $551 million in the first quarter. The first-quarter results included after-tax income of $58 million relating to the sale of the Corporation's interested in the Jambi Merang field in Indonesia.

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Jul. 28. 2010 / 2:00PM, HES - Q2 2010 Hess Corporation Earnings Conference Call

Excluding the effect of this asset sale the change in the after-tax components of the results are as follows -- lower selling prices, primarily natural gas, decreased earnings by $13 million; increased exploration expense reduced earnings by $18 million; increased depreciation expense reduced earnings by $11 million; lower cash operating costs increased earnings by $21 million; all other items net to an increase in earnings of $16 million for an overall decrease in second-quarter adjusted earnings of $5 million.

In the second quarter of 2010 our E&P operations were under lifted compared with production resulting in decreased after-tax income in the quarter of approximately $30 million. Total production unit costs for the first six months of the year amounted to $27.65 per barrel of oil equivalent. We are reducing our total production unit cost guidance for the full year by $1 per barrel to $28.50 to $30.50 per barrel.

E&P cash operating costs are expected to be in the range of $14.50 to $15.50 per barrel, down from the previous guidance of $15 to $16 per barrel. Depreciation, depletion and amortization charges are expected to be in the range of $14 to $15 per barrel, down from $14.50 to $15.50 per barrel.

The E&P effective income tax rate was 43% in the second quarter. For the full year of 2010 we are reducing our E&P effective tax rate guidance to a range of 44% to 48%, down from 47% to 51%.

Turning to marketing and refining. Marketing and refining operations generated a loss of $19 million in the second quarter of 2010 compared with income of $87 million in the first quarter. Refining operations lost $31 million in the second quarter compared with $56 million in the first quarter.

The Corporation's share of HOVENSA's results after income taxes was a loss of $4 million in the second quarter compared with $52 million in the first quarter reflecting improved refining margins in the second quarter. Also the first quarter included turnaround expenses of approximately $20 million after income taxes for scheduled maintenance on the FCC unit at HOVENSA.

Port Reading generated a loss of $27 million in the second quarter compared to a loss of $4 million in the first quarter. During the second quarter this refining facility was shut down for 41 days for a planned turnaround. The turnaround expenses recorded in the second quarter totaled approximately $27 million after income taxes.

Marketing earnings were $17 million in the second quarter of 2010 compared with $121 million in the first quarter, principally reflecting seasonally lower margins and sales volumes in energy marketing operations. Trading activities generated a loss of $5 million in the second quarter compared with income of $22 million in the first quarter.

Turning to corporate, net corporate expenses amounted to $42 million in the second quarter of 2010 compared with $48 million in the first quarter. Net corporate expenses in the first quarter included an after-tax charge of $7 million for the repurchase of the remaining $116 million of bonds that were scheduled to mature in 2011. After-tax interest was $52 million in both the second and first quarters.

Turning to cash flow, net cash provided by operating activities in the second quarter, including a decrease of $39 million from changes in working capital, was $981 million. Repayments of debt were $15 million. Capital expenditures were $901 million.  All other items amounted to a decrease in cash of $72 million resulting in a net decrease in cash and cash equivalents in the second quarter of $7 million.

We had $1.363 billion of cash and cash equivalents at June 30, 2010 and $1.362 billion at December 31, 2009. Our available revolving credit capacity was $3 billion at June 30, 2010. Total debt was $4.326 billion at June 30, 2010 and $4.467 million at December 31, 2009. The Corporation's debt to capitalization ratio at June 30, 2010 was 22.9% compared with 24.8% at the end of 2009.

This concludes my remarks. We will be happy to answer any questions. I will now turn the call over to the operator.

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FINAL TRANSCRIPT
Jul. 28. 2010 / 2:00PM, HES - Q2 2010 Hess Corporation Earnings Conference Call

QUESTIONS AND ANSWERS

Operator

(Operator Instructions). Edward Westlake, Credit Suisse.

Edward Westlake - Credit Suisse - Analyst

Yes, good morning, gentlemen. And the acquisition of [AXP] is obviously going to be high on the agenda. Clearly you're paying cash for acreage; I'd be interested to hear your views around the flow rates that you'd expect in their acreage because it's a different area to your own.

But two separate related questions, one is around gas utilization; I think you have a gas plant nearby which means you hopefully could get production from AXP. And the second one is a more broad question around lease expiry in your own acreage and in AXP. I understand there might be quite a big lease expiring next year, if you could make some comments on that? Thank you.

Greg Hill - Hess Corporation - EVP, President Worldwide E&P

Yes, thanks, Ed, this is Greg Hill. A couple comments. First of all just to give everybody some perspective. So this is 85,000 net acres, as John said, and it's located six miles west of Tioga gas plant, so clearly it's very close to our existing infrastructure. It is west of the anticline.

We've got a lot of drilling to do in there, so we don't really want to comment about flow rates yet, there are only three wells in the block so we've got a lot more drilling left to do before we're going to update our guidance on production. But clearly we're excited about the acreage and it will be accretive to our Bakken production profile.

Edward Westlake - Credit Suisse - Analyst

And on lease expiry?

Greg Hill - Hess Corporation - EVP, President Worldwide E&P

Yes, lease expiry, so obviously that was part of our thinking in the acquisition. We're going to use a three rig program on that acreage and plan to fully develop it.

Edward Westlake - Credit Suisse - Analyst

And in the core acreage in terms of the progress you're making in terms of drilling enough to avoid lease expiry on the 500,000 acres?

Greg Hill - Hess Corporation - EVP, President Worldwide E&P

In our own core acreage recall our Phase I area is about 350,000 acres. The other acreage is in delineation acreage and we're in the process of still delineating that acreage. We will probably farm down some of that acreage.

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Jul. 28. 2010 / 2:00PM, HES - Q2 2010 Hess Corporation Earnings Conference Call

Edward Westlake - Credit Suisse - Analyst

Okay, thank you.

Operator

Doug Leggate, Bank of America.

Doug Leggate - Bank of America - Analyst

Thank you. Good morning, everybody. I've got a couple of quick ones on the Bakken and then one on just rigs, if I may. First of all, dealing with the acquisition. Greg, can you give us some idea of what the likely locations, if you're able to get that granular, that you have -- that you think you've acquired in this acreage or some idea of the risk resource that you see over that 85,000 acres?

And if -- just adding onto that, if you could give some idea if there's any contribution from production assumed in the higher guidance for the current year. I'm guessing not, but if you could just confirm that.

Greg Hill - Hess Corporation - EVP, President Worldwide E&P

Yes, thanks, Doug. So production reserves this year will be very, very minor because there are just a few wells over there. As far as future locations, I mean we plan to develop the acreage just like we're developing our core acreage in the East Nesson kind of area. So the plan is do a lateral, use three rigs and basically mow it down just like we're doing on the east side.

Doug Leggate - Bank of America - Analyst

So they were running two rigs, Greg, or were they running three rigs. Can you just confirm whether you're adding rigs in or you're using the existing fleet?

Greg Hill - Hess Corporation - EVP, President Worldwide E&P

Yes, we're using the existing fleet; they've got three rigs currently. I think they're going to add another rigs -- two more rigs in the fourth quarter, but we plan to reduce that to three next year.

Doug Leggate - Bank of America - Analyst

So you're just going to run the three basically through the period?

Greg Hill - Hess Corporation - EVP, President Worldwide E&P

Yes, through the period.

Doug Leggate - Bank of America - Analyst

So that takes you to 13 rigs then on your total plan for 2011?

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Jul. 28. 2010 / 2:00PM, HES - Q2 2010 Hess Corporation Earnings Conference Call

Greg Hill - Hess Corporation - EVP, President Worldwide E&P

Yes, that's right.

Doug Leggate - Bank of America - Analyst

Okay. If I may just do a follow-up on the cost guidance that John Rielly gave, how much of that is the contribution from the Bakken as you move this forward? And I guess what's behind my question is if you think 80,000 plus within four or five years, what's that going to do to your cost guidance, please?

John Rielly - Hess Corporation - SVP, CFO

Sure. Let's just talk about this year from a cost guidance standpoint. Clearly we have higher volumes than we projected earlier in the year. And so obviously with the cost going over more volumes it's going to lower our cost per barrel. The Bakken contracting strategy that was put in place also was beneficial to our forecasts so we were able to lower our cost there.

Now going forward, and obviously it makes sense, if you have more volumes with a cost base it will eventually begin to drive down your cost in any area. But we're not going to project where our costs are going over the next several years.

Doug Leggate - Bank of America - Analyst

But risks are skewed lower, John, fair?

John Rielly - Hess Corporation - SVP, CFO

I'm sorry, what did you say?

Doug Leggate - Bank of America - Analyst

Is it fair to say that the risks are skewed lower?

John Rielly - Hess Corporation - SVP, CFO

Oh, yes, correct. And again, Greg had mentioned this previously, we have locked in most of our -- probably about 90% of our drilling and completion costs in the Bakken here for the next five years. So one, we've locked in these costs which we believe are at favorable rates. There are performance incentives in these contracts also to -- continuing to try to drive down costs as we get more and more familiar with the acreage. And on top of that we have dedicated crews up there for fracing as well as equipment. So again, we do like our position here in the Bakken.

Doug Leggate - Bank of America - Analyst

Great, stuff. And the last one for me is just jumping to rig redeployment I guess. My understanding was you were due to get the Stena Forth back sometime later this year. What are the plans in terms of redeploying that elsewhere? I'm thinking Egypt might be on the list, but if you could just give us some thoughts around that, that would be great.

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FINAL TRANSCRIPT
Jul. 28. 2010 / 2:00PM, HES - Q2 2010 Hess Corporation Earnings Conference Call

John Rielly - Hess Corporation - SVP, CFO

Yes, thanks, Doug. So the Stena Forth is in a farm out to Cairn currently; she'll come back to us sometime in the fourth quarter and the plan is to move her to the Northern Red Sea to drill a couple wells there. And then depending upon the outcome of the moratorium in the Gulf of Mexico, she'll either come back to the Gulf of Mexico early -- mid-year next year or go to Ghana and drill a follow-up well in Ghana. That's the plan for the Stena.

Doug Leggate - Bank of America - Analyst

Great, stuff. That's it for me. Thanks.

Operator

Paul Sankey, Deutsche Bank.

Paul Sankey - Deutsche Bank - Analyst

Hi, Greg. I wanted to ask you just a high level strategy question about what's been a very active set of asset deals and company deals that you've done. Where are you in this process now do you feel? Is this going to be a level of activity that you see yourselves maintaining or do you feel like you're arriving at an asset space that you're comfortable with? Thanks.

Greg Hill - Hess Corporation - EVP, President Worldwide E&P

Thanks, Paul. I mean, we're being very opportunistic. I mean, as we see -- particularly in the Bakken, as we see opportunities that's clearly a core hub for us. As we see profitable opportunities to capitalize on our competitive advantage in the Bakken we'll entertain those opportunities.

Paul Sankey - Deutsche Bank - Analyst

Right. So this is not an unusual level of -- from your point of view not an unusual level of activity that you're undertaking in terms of M&A and could be kind of a sustained onward strategy, if you like?

Greg Hill - Hess Corporation - EVP, President Worldwide E&P

No, I don't think so, Paul. As I've mentioned before, we are trying to rebalance the portfolio a bit to get a few more unconventionals into the mix. And I think that's what you're seeing primarily us doing.

Paul Sankey - Deutsche Bank - Analyst

When you say that, is that [expansionary] or are you trying to offset at the same time? Say, for example, a reduction in your deepwater exploration, is that a balancing process or would you say it's overall an expanding process?

Greg Hill - Hess Corporation - EVP, President Worldwide E&P

I'd say it's a balancing process, Paul.

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FINAL TRANSCRIPT
Jul. 28. 2010 / 2:00PM, HES - Q2 2010 Hess Corporation Earnings Conference Call

Paul Sankey - Deutsche Bank - Analyst

Okay, that's great. And then a specific one. How long will it be now -- you've given some guidance on Shenzi and Pony, but from the moment the moratorium is lifted, assuming it is, how long would it be now would you expect from that point before you saw first production at both those two assets? Thanks.

Greg Hill - Hess Corporation - EVP, President Worldwide E&P

Okay, thanks, Paul. I think that's a really good question because I think the biggest factor on the uncertainty in Pony or really anything in the Gulf of Mexico is all around the regulatory framework. Which the government, even though the moratorium is going to be lifted in November, as we understand it. So certainly as soon as that's lifted we'll plan to bring a rig back into the Gulf of Mexico.

But until there's clarity on that regulatory framework it's really kind of hard to speculate right now on when timing will -- or whether it will flip or not on things like Pony and some of the developments. So until we get clarity from the government on that framework I don't really want to speculate on what it means.

Paul Sankey - Deutsche Bank - Analyst

Sure. In terms of some of the elements that are out there in terms of limitations, let's say for example liability cap changing, what would be your perspective on what would be a damaging government policy or a preventative government policy against what you think would be very reasonable reaction to the disaster?

John Hess - Hess Corporation - Chairman, CEO

Yes, Paul, I might come in on that one. There have been a lot of numbers speculated by different politicians about what the right cap level is. And some of the things that are being discussed now that we would be supportive of is raising the capital to $1 billion where the company that was doing the drilling would be responsible for that $1 billion exposure with insurance on its side. And then having some kind of cooperative above that where all the investors and operators in the Gulf of Mexico would participate in some kind of insurance cooperative that then would deal with catastrophic spills.

So, that kind of idea of having a company number going up to let's say $1 billion and then anything in excess of that being a group cooperative is something that we would be supportive of. Things higher than that I think would be destructive to the competition in the Gulf and wouldn't be in the United States interest.

Paul Sankey - Deutsche Bank - Analyst

That's very interesting, John, thank you. I'll leave it there. Thank you.

Operator

Evan Calio, Morgan Stanley.

Evan Calio - Morgan Stanley - Analyst

Good morning, guys; thanks for taking my call. Yes, a couple of questions I had had been answered, but maybe a question on the tax rate. I know you lowered tax guidance after two quarters trending lower. I presume that's lower international versus

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FINAL TRANSCRIPT
Jul. 28. 2010 / 2:00PM, HES - Q2 2010 Hess Corporation Earnings Conference Call

50% type of average. Is there a mix issue or can you help us understands the other driver in the lower cost guidance and is this a sustainable new level beyond the guided period?

John Rielly - Hess Corporation - SVP, CFO

Sure, I'll try to help you with that. There's nothing really I'm going to say unusual in our tax rate in the first two quarters. So you do have -- you always have mix, you've got the concept of the under lift that I mentioned. So it's not a big portion, but Libya is a bit under lifted here in this quarter.

But what ends up happening with our forecast is the higher commodity price that you have brings in more pretax income from other areas outside of Libya. And so Libya becomes a smaller percentage of our overall pretax income and therefore the effective rate becomes lower just when you put the portfolio together. So, you have that coming about. And so with these higher commodity prices we've been forecasting lower rate and that's why we're bringing down the guidance.

Now, going out, I mean again we'll give you the guidance for next year on our January call. But the one thing you do see, our guidance is still higher for the second half of the year as compared to the first half of the year and some of the results of that is our Valhall swap, so we will be getting more interest in Valhall, it's a higher rate and so that will be bringing up our rate in the second half of the year and obviously then we'll have a higher interest in Valhall going into 2011. So that can cause that rate, again, to be a little higher than where it is right now.

Evan Calio - Morgan Stanley - Analyst

Great. And maybe a second question; it's a bit of a follow-up on some of the prior Gulf of Mexico exposure. Your insurance policy as you think about the Gulf of Mexico, is that renegotiated on an annual basis or is it a mid-year renegotiation process?

John Hess - Hess Corporation - Chairman, CEO

It's renegotiated every year and different policies expire at different times in the year. But it's a yearly event.

Evan Calio - Morgan Stanley - Analyst

Okay. So I mean but you're not -- have you seen any change in the insurance rate as of yet? And I clearly understand there's a lot of uncertainty around liability lapse, etc., etc.

John Hess - Hess Corporation - Chairman, CEO

(multiple speakers) the government has to be clear on what its regulations are going to be and then the insurance companies will respond in kind. But the kind of number I talked about before, $1 billion, is one that we -- is pretty close to one that we can handle right now.

Evan Calio - Morgan Stanley - Analyst

Okay. If I could slip in just one last smaller question and follow up on Toreador and your Paris basin partnership. Are you guys on track to report some results there by year end? I thought that was the original release with Phase I? And that's all I have.

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FINAL TRANSCRIPT
Jul. 28. 2010 / 2:00PM, HES - Q2 2010 Hess Corporation Earnings Conference Call

Greg Hill - Hess Corporation - EVP, President Worldwide E&P

Yes, Evan, I think the plan is, again, that we'll start drilling on that acreage in the fourth quarter. So we'll have some drilling results, but whether we'll say anything about them or not, because we're in delineation mode up there.

Evan Calio - Morgan Stanley - Analyst

Great, thanks.

Operator

Mark Gilman, the Benchmark Company.

Mark Gilman - Benchmark Company - Analyst

Guys, good morning, I had a couple things. Hey, Greg, I wonder if you could just give us a little bit of an overall update on the Bakken in terms of EURs, well costs and in particular just address for me whether you're continuing to develop on a 1280 acre spacing mode.

Greg Hill - Hess Corporation - EVP, President Worldwide E&P

Yes, we are, Mark, so let me take the first bit of that. We currently are developing on the 1280 acre spacing mode using dual laterals. That gives you an effective acreage of 430 if you think about how the dual laterals are configured. Still early days in the dual laterals, but our costs are averaging $10 million to $11 million each, EURs are 1 million barrels per well and our 30-day average IP rates are on the order of 400 barrels to 500 barrels per lateral, so you effectively double that for a dual lateral.

Mark Gilman - Benchmark Company - Analyst

Okay, thanks. I noticed, Greg, in the trades that I guess it was Petronas has issued a platform tender for the JDA, new platform. Is that just part of production maintenance or is there potential for expanding production there?

Greg Hill - Hess Corporation - EVP, President Worldwide E&P

Know, that particular platform is just all part of production maintenance, that is all it is. Now we did acquire PM301 to the south and we're working with Petronas to try to bring PM301 into the JDA infrastructure.

Mark Gilman - Benchmark Company - Analyst

Okay, I noticed also apparently you and your colleagues in Libya made a fairly significant gas discovery in Waha, any color you can provide on that?

Greg Hill - Hess Corporation - EVP, President Worldwide E&P

No, not at this point, Mark.

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FINAL TRANSCRIPT
Jul. 28. 2010 / 2:00PM, HES - Q2 2010 Hess Corporation Earnings Conference Call

Mark Gilman - Benchmark Company - Analyst

Okay that's -- just one further one if I could. Anything to say about Marcellus activity at this point, Greg?

Greg Hill - Hess Corporation - EVP, President Worldwide E&P

Yes. So again, our plans in the Marcellus, just to remind everyone, we've got about got about 92,000 acres in the Marcellus, that's split between Newfield and ourselves. Our plans are to drill five wells on the Newfield acreage in 2010, drill five wells on the half acreage in 2010. And we've got permits for those, seven of those wells are going to be in the DRBC, the remainder will be in the Susquehanna River basin so we've got all the permits we need and we'll plan to finish our drilling before the end of the year.

Mark Gilman - Benchmark Company - Analyst

The and of 2010?

Greg Hill - Hess Corporation - EVP, President Worldwide E&P

Yes.

Mark Gilman - Benchmark Company - Analyst

Thanks, Greg.

Greg Hill - Hess Corporation - EVP, President Worldwide E&P

Okay, thank you.

Operator

Paul Cheng, Barclays Capital.

Paul Cheng - Barclays Capital - Analyst

Hi, thank you. Greg, maybe I'm missing something. You're talking about 85,000 net acres. When I look at the 10-Q for the first quarter for American Oil & Gas I thought that they say 68,500 net acres in the Bakken and three locks and then 131,000 in the Big Foot. So what's the 85,000 referred to? Am I missing something here?

Greg Hill - Hess Corporation - EVP, President Worldwide E&P

No, Paul, they've continued to expand their position there and continue to acquire acreage in the second quarter. So they're now at about 85,000 net acres as we speak.

Paul Cheng - Barclays Capital - Analyst

I see. And so they still have their 131,000 in the Big Foot?

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FINAL TRANSCRIPT
Jul. 28. 2010 / 2:00PM, HES - Q2 2010 Hess Corporation Earnings Conference Call

Greg Hill - Hess Corporation - EVP, President Worldwide E&P

Yes, they do.

Paul Cheng - Barclays Capital - Analyst

Okay, so that's what the 85,000 -- and I know that it's early stage, but you've got to have some kind of expectation what is the recoverable resource that you're maybe targeting in order for you to pay the (inaudible). Is there a number that you can share here?

Greg Hill - Hess Corporation - EVP, President Worldwide E&P

No, and I don't want to do that, Paul, because obviously we've got a range, we look at these things in a range. I just want to get some more wells in the ground and delineate some of that acreage before I give anybody definitive numbers.

Paul Cheng - Barclays Capital - Analyst

Okay. Okay, that's fine, thank you.

Operator

Arjun Murti, Goldman Sachs.

Arjun Murti - Goldman Sachs - Analyst

Thank you. Just some follow-up questions on Australia. I think you mentioned you were in negotiations with partners on the 390 or commercialization plans. When you do you plan to -- when do you think you'll be able to finalize that? And then any comment on the block you own with Woodside? Will that gas most likely go to Pluto II or any comment there? Thank you.

Greg Hill - Hess Corporation - EVP, President Worldwide E&P

Okay, thanks, Arjun. I'd just remind everyone on the call, remember this 390 p, the 16 commitment well block, as John said, we've now drilled 14 of those wells and 11 of which have been discovery. So we'll finish out the two remaining commitment wells in the next couple months and then we'll move right into an appraisal program and flow testing phase using the same rig. So that will take us into the first quarter of 2011.

So at that point in time in the first quarter 2011 we'll be essentially done with drilling and appraisal. Regarding commercialization, we're still talking to all of the parties down there, Wheatstone, Woodside, Shell -- so all those discussions are still ongoing, Arjun, and we'll make a decision sometime next year on which route we're going to take.

Arjun Murti - Goldman Sachs - Analyst

Great, and on the Woodside block?

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FINAL TRANSCRIPT
Jul. 28. 2010 / 2:00PM, HES - Q2 2010 Hess Corporation Earnings Conference Call

Greg Hill - Hess Corporation - EVP, President Worldwide E&P

Yes, on the Woodside block, so Woodside now drilled four of nine commitment wells. So they've had two discoveries in those four wells that they've thrilled. They're on track to finish out the balance of their commitments also in 2010 and currently that gas is slated to go to Pluto II.

Arjun Murti - Goldman Sachs - Analyst

Got it. That's great. And then just a follow-up on the Gulf of Mexico. You've always typically commented that within core areas you're willing to expand if interesting packages come available. You have obviously done that today with the Bakken and you did the Valhall.

Does the deepwater Gulf of Mexico still fit that bill? It's clearly an area of focus for Hess, but if other smaller companies or midsize companies or even larger companies -- BP's got a big asset sale announced -- does Hess view that as an area it is willing to expand in? Or is your sense of the risk profile there changed to the point that you prosecute your program but you are not really looking to expand in the Gulf?

Greg Hill - Hess Corporation - EVP, President Worldwide E&P

No, I think we will be opportunistic. I mean, we will look and if things fit and they make sense to consolidate our position, we will take a very objective look. I think all of us are just sort of waiting for the regulatory framework to see how that is going to shake out. But I think we will be very opportunistic.

Arjun Murti - Goldman Sachs - Analyst

That makes sense. And just a final one on your comments on the liability cap. There is a much lower threshold today that for all practical purposes, BP has said, we are going to pay all reasonable costs well above that cap. They're obviously a very prominent, large global company. You all may not be as large as BP, but you are also pretty well-known.

Do you -- is it practical to think a liability cap does have meaning for a company like Hess? Hopefully, there won't be further catastrophic damages. Hopefully, it wouldn't involve you if there is one, but you never know. Do you think practically speaking that if there is a liability cap, you could affect it? Or like BP do you just face so much pressure that you end up paying all that you have to pay?

John Hess - Hess Corporation - Chairman, CEO

I wouldn't want to speculate. It's a great question, Arjun, about risk. I wouldn't want to speculate different outcomes that could happen. Obviously, this was a catastrophe. God willing it doesn't happen again.

But having said that, the world has changed. And with the world changing, the cap should be raised. It should reflect the risk that one has in drilling in deepwater. And we've heard a lot of numbers out there, so we went our voice heard. And we think a middle ground of saying $1 billion, which is a big number, but the cost of drilling the wells and the exposure drilling wells in deepwater is high, so you have to have a cat that reflects that.

But then again for a catastrophe, I think that is where mutual insurance, cooperative insurance comes in, and that is why above the $1 billion I think it would make sense for a group to insure the risk as opposed to any sole company. Because otherwise, just one or two companies would drill in the Gulf, and I don't think that would be a good outcome for anybody.

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FINAL TRANSCRIPT
Jul. 28. 2010 / 2:00PM, HES - Q2 2010 Hess Corporation Earnings Conference Call

Arjun Murti - Goldman Sachs - Analyst

That is really helpful, John. Appreciate the thoughts and thank you.

John Hess - Hess Corporation - Chairman, CEO

Thank you.

Operator

[John Herrlin], Societe Generale.

John Herrlin - Societe Generale - Analyst

Hi, I've got some quick ones. With the Bakken what are the completed well costs running? And how much is the frac as a percentage of total?

Greg Hill - Hess Corporation - EVP, President Worldwide E&P

John, we typically won't break down all the well costs for you. I'll just say the total well costs, drilling and completion are averaging $10 million to $11 million for the dual laterals.

John Herrlin - Societe Generale - Analyst

Okay. With Ghana, what's your time to TD and resource potential?

Greg Hill - Hess Corporation - EVP, President Worldwide E&P

So, what Ghana, the plan is that we will begin drilling there in the latter part of the fourth quarter. So we've got a drilling rig coming in there to spud our first well. We don't give any resource estimates at this point in time. I mean, we haven't even drilled our first well yet.

John Herrlin - Societe Generale - Analyst

Worth a shot. Okay, with Paris, had there been any cores on this acreage you're going to be drilling? Do you know the age of the shales?

Greg Hill - Hess Corporation - EVP, President Worldwide E&P

Yes, there's been a number of old cores that were taken in years past, so we've gotten a lot of that core data. And it is -- the geologists tell me that it's the closest analog to the Bakken anywhere certainly in the European theater. So we're anxious to prosecute that development or the delineation of that.

John Herrlin - Societe Generale - Analyst

Do you know if it has higher organic sulfur content?

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FINAL TRANSCRIPT
Jul. 28. 2010 / 2:00PM, HES - Q2 2010 Hess Corporation Earnings Conference Call

Greg Hill - Hess Corporation - EVP, President Worldwide E&P

Very similar to the Bakken.

John Herrlin - Societe Generale - Analyst

Okay. Last one for me. Was American Oil & Gas a data room situation or was it unsolicited?

John Hess - Hess Corporation - Chairman, CEO

Yes, we've been talking to each other probably for the last six months. So that was an ongoing situation for (inaudible) dialog.

John Herrlin - Societe Generale - Analyst

Thanks, John. That's it for me.

Operator

Blake Fernandez, Howard Weil.

Blake Fernandez - Howard Weil - Analyst

Hi, guys, good morning. Thanks for taking my question. Most of my questions have been answered. The only one I had for you was on your decision to issue stock for the acquisition. It seems like your balance sheet is very flexible and you could have easily paid cash. I'm just curious if there were any thoughts there.

John Hess - Hess Corporation - Chairman, CEO

This was a case where the seller actually wanted to have our stock. So it had the added benefit of keeping our balance sheet strong. So, it was just worked out where the use of stock in the transaction facilitated the acquisition of the high-quality acreage and (inaudible) infrastructure. So it just worked out that way.

Blake Fernandez - Howard Weil - Analyst

Okay, fair enough. Thanks a lot.

Operator

Faisel Khan, Citigroup.

Faisel Khan - Citigroup - Analyst

Good morning. With the acquisition does this in theory change your 2015 net production target of roughly 80,000 barrels of oil equivalent a day?

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FINAL TRANSCRIPT
Jul. 28. 2010 / 2:00PM, HES - Q2 2010 Hess Corporation Earnings Conference Call

Greg Hill - Hess Corporation - EVP, President Worldwide E&P

Oh, yes, I think it does. I mean clearly we're pretty excited about the -- excited about the acreage. And it's clearly going to be accretive to our Bakken production target of 80,000 barrels a day in 2015. Once we complete additional drilling and some development planning then we'll update our guidance accordingly.

Faisel Khan - Citigroup - Analyst

Okay, great. Thanks.

Operator

(Operator Instructions). Edward Westlake, Credit Suisse.

Edward Westlake - Credit Suisse - Analyst

Yes, just two follow-ons. The Red Sea well, I guess that is a pre-salt potential, maybe a few words around that. And then secondly, just all this discussion on the liability caps. I mean, assuming the versions of the House that came out last night and Senate go through, which is unlimited liability, that's clearly a challenge. And there's no text in there about some form of insurance cooperative. How do you fight that battle and can you talk about where that might come into the language?

Greg Hill - Hess Corporation - EVP, President Worldwide E&P

I'll let John talk about the liability issues; I'll answer Northern Red Sea first. Northern Red Sea is Block 1, it's a Hess operated block, it's got a water depth of about 710 meters. We've got a couple prospects there that we're going to drill, it's believed to be an oil prospect. So that's where we're headed with that. Okay?

John Hess - Hess Corporation - Chairman, CEO

On the liability cap there are a number, as you know, of proposals that are there, some of which you're referring to, none of which are absolute or definitive, they're just different ideas of different politicians being bandied about. And so we think it's important as someone that is in the industry that has a position in the deepwater Gulf that is an independent to have our voice heard. And we're trying to find a middle ground that will allow active be to continue in the Gulf with competition and yet at the same time reflect the higher risk that we obviously have given the incident that occurred.

Edward Westlake - Credit Suisse - Analyst

Thanks.

Operator

Mark Gilman, Benchmark Company.

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FINAL TRANSCRIPT
Jul. 28. 2010 / 2:00PM, HES - Q2 2010 Hess Corporation Earnings Conference Call

Mark Gilman - Benchmark Company - Analyst

John Hess, the utilization rate -- decoker at HOVENSA, low in the first half of the year. Was there additional downtime in the second quarter or was it voluntarily curtailed? Give me some color on that if you could please.

John Hess - Hess Corporation - Chairman, CEO

Yes, the lower utilization rate is not just in the coker, but in the other units as well, was unplanned downtime, Mark. And those issues have been dealt with and the units are running at a better rate (inaudible).

Mark Gilman - Benchmark Company - Analyst

Okay, and just one other one for John Rielly. US DD&A unit rate creeping up pretty good. Anything anomalous about what it was in the second quarter, John?

John Rielly - Hess Corporation - SVP, CFO

It really related to a new well, so we brought on a new well in Llano actually, a Miocene target that's doing well. But that DD&A rate is above the US portfolio DD&A rate and that's what's driving up the US DD&A rate.

Mark Gilman - Benchmark Company - Analyst

So, it will stay there for a bit anyway until that well declines?

John Rielly - Hess Corporation - SVP, CFO

I would say it will stay there through this year and we'll see on the performance and the performance adds from the reserves towards the end of the year. So -- it's been a very good well, actually.

Mark Gilman - Benchmark Company - Analyst

Okay, thanks very much.

John Rielly - Hess Corporation - SVP, CFO

Sure.

Operator

This concludes of the Q&A portion of today's conference. I would like to thank you for your participation in today's conference. This concludes the presentation. You may now disconnect. Good day.

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FINAL TRANSCRIPT
Jul. 28. 2010 / 2:00PM, HES - Q2 2010 Hess Corporation Earnings Conference Call

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